

August 27, 2010

Mr. Russell Ball
Executive Vice President and Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, CO 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-31240**

Dear Mr. Ball:

We have reviewed your response letter dated June 14, 2010, and have the following additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 41

1. We note your response to comment 1 of our letter dated May 3, 2010. We remind you of your disclosure obligation under Section 1503 of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

2. We note your response to comment 7 of our letter dated May 3, 2010. In future filings, please state, if true, that you did not rely on a specific quantitative measure of workplace safety in making incentive compensation decisions. If you do rely on specific quantitative measures, you will need to disclose them.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Norman Gholson, Staff Attorney, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director